April 9, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MCG Capital Corporation

Commission File No. 814-00239

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2009 Annual Meeting of Stockholders to be held on June 17, 2009 (the “Annual Meeting”). The Company anticipates releasing its definitive proxy materials to stockholders on or about May 6, 2009.

Please call the undersigned at (703) 247-7552 should you have any questions or comments regarding this matter.

Very truly yours,

/s/ Tod K. Reichert
Tod K. Reichert
Senior Vice President

Attachments

1100 Wilson Boulevard · Suite 3000 · Arlington, VA 22209

703.247.7500 · 703. 247.7505 (Facsimile)